

September 25, 2020

Rodney D. Gray
Executive Vice President and Chief Financial Officer
Baytex Energy Corporation
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

>   **Re: Baytex Energy Corporation**
>   **Form 40-F for the Fiscal Year ended December 31, 2019**
>   **Filed March 10, 2020**
>   **File No. 001-32754**

Dear Mr. Gray:

We have reviewed your September 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2020 letter.

Form 40-F for the Fiscal Year ended December 31, 2019

Exhibit 99.10
Supplemental Disclosures about Extractive Activities-Oil and Gas (Unaudited)
Petroleum and Natural Gas Reserves Information, page 1

1. We understand from your response to our prior comment letter that you will provide disclosures beginning with your next annual report on Form 40-F, consistent with the revisions outlined in your response letter. Please also incorporate the revisions that are necessary to address the concerns outlined in the remaining comment in this letter.

2. We note that your response to prior comment five, regarding the reasons for significant changes in total proved reserves, indicates that the change attributed to improved recovery for fiscal 2018 was the result of infill drilling.

However, we believe that changes associated with infill drilling should be categorized as revisions of previous estimates, rather than improved recovery, based on the guidance in subparagraphs (a) and (b) of FASB ASC 932-235-50-5.

Under this guidance, improved recovery relates to the recovery of hydrocarbons, beyond primary recovery, obtained through secondary or tertiary recovery methods that generally supplement the natural reservoir recovery processes. Please revise the classifications within your reserves reconciliations and the associated narratives accordingly.

 You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation